October 2, 2006

Mail Stop 6010

Gary Florindo
Lightspace Corporation
529 Main Street, Suite 330
Boston, Massachusetts 02129

**Re: Lightspace Corporation
         Form S-1, Amendment No. 6
         File No. 333-131857
         Filed September 28, 2006**

Dear Mr. Lang:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Prior comment refers to our letter dated September 26, 2006.

Prospectus

1.   Please ensure that the prospectus is updated for current information. We note, for example, the final paragraph on page 37 which still speaks prospectively of the third fiscal quarter of 2006.

Exhibit 5.1

2.	Refer to prior comment 2 and your response. It is unclear why you opine as to Delaware <u>corporate</u> law as to the binding obligation of the Unit Warrants rather than to Delaware law, as specified in the Warrant Agreement. Please revise.

3.	Clause (a) of the penultimate paragraph appears to be inapplicable to the "validly issue, fully paid, and non-assessable" opinion. Please revise accordingly.

4.	Tell us in detail why clauses (d)(i) through (d)(iv) are necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5). Also, where are these legal uncertainties described in the prospectus?

* * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc.	James Kardon, Esq. (Hahn & Hessen)
	VIA TELEFAX (212) 478-7400